SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                               _________________

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934

                            Vertex Interactive, Inc.
                               (Name of Issuer)

                         Common Stock, $.005 Par Value
                         (Title of Class of Securities)

                                   925322109
                                 (CUSIP Number)

                              NICHOLAS R. H. TOMS
                             262 WEST 12TH STREET
                          NEW YORK, NEW YORK 10014

                (Name, address and telephone number of person
              authorized to receive notices and communications)

                                   Copy to:
                          Jeffrey D. Marks, Esq.,
                    Law Offices of Jeffrey D. Marks, Esq.
                              415 Clifton Avenue
                           Clifton, New Jersey 07015
                                  (973)253-8855

                                September 23, 1999

             (Date of event which requires filing of this statement)

	If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                                   SCHEDULE 13D

CUSIP No. 925322109					 	Page 1 of 5 Pages

_________________________________________________________________
1	NAME OF REPORTING PERSONS
I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only)

Nicholas R.H. Toms

_________________________________________________________________
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)[ ]
								           (b)[X]
 ________________________________________________________________
 3  SEC USE ONLY

 ________________________________________________________________
 4  SOURCE OF FUNDS

                             00
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(c)					   [ ]

 ________________________________________________________________
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom
 ________________________________________________________________

  NUMBER OF     7  SOLE VOTING POWER

   SHARES          1,226,610

 BENEFICIALLY   8  SHARED VOTING POWER

   OWNED BY     _______________________________________________
    EACH        9  SOLE DISPOSTIVE POWER

  REPORTING         1,226,610

 PERSON WITH    10 SHARED DISPOSITIVE POWER
                _________________________________________________

 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   1,226,610
 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                  [ ]
 ________________________________________________________________
 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        6.5
 14 TYPE OF REPORTING PERSON
                        IN

                          INTRODUCTION

  This statement on Schedule 13D (the "Statement") constitutes the initial filing by Nicholas R.H. Toms ("Mr. Toms") with respect to the beneficial ownership of shares of common stock, par value $.005 per share (the "Common Stock") of Vertex Interactive, Inc., a New Jersey corporation. (the "Company") (formerly Vertex Industries, Inc.)

	This Statement is being filed by Mr. Toms.

ITEM 1. SECURITY AND ISSUER

	The title of the class of equity securities to which this Statement on Schedule 13D relates is the common stock, par value $.005 per share (the "Common Stock"), of Vertex Interactive, Inc., a New Jersey corporation (the "Company"). The address of the Company's principal executive office is 23 Carol Street, P.O. Box 996, Clifton, New Jersey 07014.

ITEM 2. IDENTITY AND BACKGROUND

	This statement is being filed by Nicholas R.H. Toms, (the
"Reporting Person") whose business address is c/o Vertex
Interactive, Inc., 23 Carol Street, Clifton, New Jersey 07014.
Mr. Toms is presently Joint Chairman of the Board and Joint Chief
Executive Officer of Vertex Interactive, Inc.

	Mr. Toms is a citizen of the United Kingdom.

	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

	During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

	Edwardstone & Company, a Delaware Corporation, located at 600 Madison Avenue, 26th Floor, New York, New York, initially acquired 5,449,642 shares of Common Stock pursuant to a Subscription Agreement, dated as of June 21, 1999 as amended on August 23, 1999 and September 13, 1999, by and among Edwardstone, MidMark Capital, L.P., a Delaware limited partnership ("MidMark") and the Company. The Subscription Agreement is attached as Exhibits 1, 2, and 3 to the 13D filed by Edwardstone on or about September 27, 1999. Such shares were purchased by Edwardstone with the working capital of Edwardstone and a $250,000 personal loan acquired by Mr. Toms, the Chief Executive Officer of Edwardstone, from Bank of America, at an aggregate cost of $5,000,000. On September 23, 1999, Edwardstone distributed
Common shares it had acquired on behalf of its investor group, to each member of the group as his, her or its interests appeared on such date. Mr. Toms acquired 1,101,610 shares as his distributed interest from Edwardstone.

	On January 3, 2000, Mr. Toms was granted 125,000 options to purchase 125,000 shares of Common Stock at a price of $3.85, that price being 110% of the closing price of the shares of Common
Stock on that day. The options fully vested when the share price appreciated 25% over $3.50 (the closing share price on January 3, 2000) for a period of 20 trading days. That occurred on February 18, 2000 and the options are now fully vested.

ITEM 4. PURPOSE OF TRANSACTION

	On September 23, 1999, Edwardstone distributed Common shares it had acquired on behalf of its investor group, to each member of the group as his, her or its interests appeared on such date.
Mr. Toms acquired his 1,101,610 shares as his distributed interest from Edwardstone.

	On January 3, 2000, Mr. Toms was granted 125,000 options to purchase 125,000 shares of Common Stock at a price of $3.85, that price being 110% of the closing price of the shares of Common
Stock on that day. The options fully vested when the share price appreciated 25% over $3.50 (the closing share price on January 3, 2000) for a period of 20 trading days. That occurred on February 18, 2000 and the options are now fully vested.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)	Mr. Toms beneficially owns 1,226,610 shares of Common
        Stock.
(b)	Mr. Toms has the sole power to vote, direct the voting
        of, dispose of and direct the disposition of 1,226,610 shares of Common Stock of the Company.
(c)	Except as described in paragraph (a) above, the
        Reporting Person, has not effected any transactions in the Common Stock during the past 60 days.
(d)	Not applicable.
(e)	Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
        WITH RESPECT TO SECURITIES OF THE ISSUER.

	Except as described herein, the Reporting Person has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

	Not applicable.

                                SIGNATURES

	After reasonable inquiry and to the best knowledge and belief of the Reporting Person, such person or entity certifies that the information set forth in this Schedule 13D is true, complete and correct and agrees that this statement is filed on behalf of them.

Dated:  April 6, 2000

                                   /s/ Nicholas R.H. Toms
                                Name:  Nicholas R.H. Toms